Exhibit (a)(1)(G)

December 23, 2013

Dear Solta Medical Stockholders:

We are pleased to report that Solta Medical, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of December 15, 2013 (the “Merger Agreement”), with Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), Sapphire Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”), and Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the “Offer”) today to purchase all of the shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), that are issued and outstanding at a price per Share of $2.92 in cash, without interest and less any applicable withholding taxes. Unless extended, the Offer is scheduled to expire at midnight, New York City time, on January 23, 2014 (one minute after 11:59 P.M., New York City time, on January 22, 2014).

The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, Shares that were not acquired in the Offer (other than (i) Shares held by the Company or owned by Valeant, Parent or the Purchaser, or by any direct or indirect wholly owned subsidiary of the Company, VPI or Valeant (in each case, other than Shares held on behalf of third parties) and (ii) Shares owned by stockholders of the Company who perfect their appraisal rights under Delaware law) will be converted into the right to receive the same price per Share paid in the Offer, without interest and less any applicable withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of the Company and the Company’s stockholders (other than Parent and its subsidiaries), (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES TO THE PURCHASER PURSUANT TO THE TENDER OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.

Sincerely,

/s/ Mark M. Sieczkarek Mark M. Sieczkarek
Chairman of the Board of Directors, President and Chief Executive Officer